Exhibit 12

UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2003

(Dollars in thousands)
EARNINGS
Net Income (Loss) before income taxes	$134,252
Add (Deduct):
Earnings on Equity Method	(37,163)
Distributions from Minority Subsidiaries	21,228
Minority interest in income of majority-owned subsidiaries that do not have fixed charges	(10,714)

$107,603
Add fixed charges:
Consolidated interest expense	$46,496
Deferred debt expense	1,017
Interest Portion (1/3) of Consolidated Rent Expense	17,795

$172,911

FIXED CHARGES
Consolidated interest expense	$46,496
Deferred debt expense	1,017
Interest Portion (1/3) of Consolidated Rent Expense	17,795

$65,308

RATIO OF EARNINGS TO FIXED CHARGES	2.65